Exhibit 99.1

Adagene Announces Pricing of US$70.0 Million Public Offering of ADSs

SAN DIEGO and SUZHOU, China, April 2, 2026 (GLOBE NEWSWIRE) -- Adagene Inc. (“Adagene” or the “Company”) (Nasdaq: ADAG), a company committed to transforming the discovery and development of novel antibody-based therapies, today announced the pricing of its underwritten public offering of 18,666,000 American depositary shares, or ADSs, each representing 1.25 ordinary shares of the Company, par value US$0.0001 per share, at the offering price of US$3.75 per ADS, representing the 30-day volume-weighted average price (“VWAP”).

The gross proceeds to Adagene from the offering are expected to be approximately US$70.0 million, before deducting underwriting discount and offering expenses. The offering is expected to close on April 6, 2026, subject to the satisfaction of customary closing conditions.

Leerink Partners and LifeSci Capital are acting as joint book-running managers for the offering. Lucid Capital Markets is acting as co-manager for the offering.

The offering featured participation from new and existing investors including Janus Henderson Investors, Deerfield Management, Invus, Sirenia and Columbia Threadneedle Investments, among others.

The offering is being made pursuant to a shelf registration statement on Form F-3, including a base prospectus, that was initially filed with the Securities and Exchange Commission (SEC) on May 9, 2025 and became effective on May 30, 2026. A prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website located at www.sec.gov. Copies of the prospectus relating to the offering may be obtained, when available, from: Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or LifeSci Capital LLC, 1700 Broadway, 40th Floor, New York, New York 10019, or by email at legalnotices@lifescicapital.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Adagene Inc.

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody precision masking technology in multiple approaches at the vanguard of science.

Safe Harbor Statement

This press release contains forward-looking statements, including, but not limited to, statements relating to the satisfaction of customary closing conditions related to the offering, the expected closing of the offering and the anticipated gross proceeds from the offering and Adagene’s intended use of the net proceeds therefrom. Actual results may differ materially from those indicated in the forward-looking statements due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the offering, as well as risks and uncertainties inherent in Adagene’s business described in the Company’s prior press releases as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contacts:

Raymond Tam
raymond_tam@adagene.com

Corey Davis

LifeSci Advisors

cdavis@lifesciadvisors.com

Media Contact:
Lindsay Rocco
Elixir Health PR
862-596-1304
lrocco@elixirhealthpr.com

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